FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 29, 2022 of Diana Shipping Inc. (the "Company") announcing that the Company will hold its 2022 Annual Meeting of Shareholders on May 18, 2022 in virtual format.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 29, 2022	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES DATE FOR ITS
2022 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, March 29, 2022 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, announced today that the Company will hold its 2022 Annual Meeting of Shareholders (the “Meeting”) in a virtual format only. The Board of Directors (the “Board”) has scheduled the Meeting for May 18, 2022 in virtual format. Shareholders and their proxy representatives will not be able to attend the Meeting physically. The Board has set a record date for the Meeting of March 28, 2022.

Additional information confirming how shareholders may vote before or during the Meeting, as well as the time of the virtual Meeting and how to access it as a shareholder, will be included in the Company’s proxy statement to be separately provided to shareholders. In order to streamline the virtual meeting process, the Company strongly encourages shareholders to vote in advance of the Meeting.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.